March 16, 2005

Mail Stop 0406

Mr. Michael Skelton
Chief Executive Officer
CaminoSoft Corp.
600 Hampshire Road, Suite 105
Westlake Village, CA 91361

	RE:	CaminoSoft Corp.
      File no. 033-64534-LA
		Form 10-KSB: For the Year Ended September 30, 2004
		Form 10-QSB: For the Quarterly Period Ended December 31,
2004

Dear Mr. Skelton:

	We have reviewed the above referenced filings and have the following comments. Please note that we have limited the scope of our review to certain accounting policies and practices in your financial statements and related disclosures. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-KSB for the Year Ended September 30, 2004

Item 1.  Business

Overview, page 3

1. We note that you entered into a licensing and distribution agreement with Legato Systems. Supplementally provide the material terms of this agreement. In your response specifically address the cash or assets exchanged, the future obligations of each party and how you accounted for this transaction. Further, tell us how you considered EITF 98-3 in determining whether this was a purchase of assets or a business.

Item 6. Management`s Discussion and Analysis and Plan of Operation

Results of Operations, page 14

2. In future filings, revise to discuss the causes for material changes in your financial statement line items from period to period.
For example, your revised disclosure should discuss the reasons that your revenue increased and your cost of goods sold as a percentage of revenue decreased from the fiscal year ended September 30, 2003 to September 30, 2004. See Regulation S-B, Item 303(b)(1)(iv) and
(vi)
and SEC Release 33-8350, section III.B.4.

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page F-8

3. We note from your revenue recognition policy that you apply both
SOP 97-2 and EITF 00-21. Supplementally provide and revise future filings to disclose the nature and terms of arrangements that are subject to SOP 97-2 and EITF 00-21. In your response specifically address how you determine the fair value for each element in multiple element arrangements pursuant to the authoritative literature you are applying. Also provide us and in future filings revise to disclose, information pursuant to SAB Topic 13 B, including the types of license arrangements, types of services provided, products sold and your revenue recognition policy for each type of product/service.

4. We note that you recognize revenue when an arrangement exists, with a determinable sales price and shipment has occurred. Tell us and revise in future filings to disclose how you consider collectibility in determining whether revenue should be recognized.
In your response address whether your arrangements provide for contingent payment terms, rights to refunds, rights of return or extended payment terms and how you consider these provisions, if any, in determining when revenue should be recognized. We refer you to paragraphs 26 through 33 of SOP 97-2.

5. We note from disclosures throughout your filing that you enter into arrangements with distributors and resellers. Tell us and revise future filings to disclose how you recognize revenue pursuant to these arrangements. In your response specifically address your consideration of paragraph 30 of SOP 97-2 in determining your revenue recognition for sales through distributors and resellers.

6. Supplementally, provide us with a revised revenue recognition policy footnote that addresses the above comments.


Note 4 - Notes Payable, page F-13

7. We note that you issued warrants in connection with the
$750,000
two-year loan and recorded the fair value ($311,953) of the
warrants
as deferred financing costs.   Supplementally, tell us your basis
for
recording the fair value of the warrants as deferred financing costs as opposed to debt discount. We refer you to paragraphs 13 through
17 of APB 14.

Segments

8. Revise future filings to provide general information and enterprise-wide segment disclosures pursuant to paragraphs 26(a) and
36 through 39, respectively, of SFAS 131.

Certification

9. We were unable to locate your CEO certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002.  Please advise.

*****

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filing;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please respond to these comments within 10 business days and file your response letter via EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Christopher White, Staff Accountant, at (202) 942-8645, Thomas Ferraro, Review Accountant, at (202) 824-5367 or me at
(202) 942-2949 if you have any questions regarding these comments.


							Very truly yours,


							Craig Wilson
							Senior Assistant Chief
Accountant


??

??

??

??

CaminoSoft Corp.
March 16, 2005
page 1